Exhibit 99.1

Collective Mining Announces Receipt of Exercise Notice of Participation Rights from Strategic Investor

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

TORONTO, Oct. 29, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that, further to its news releases dated October 24 and 25, 2024 announcing a C$35 million "bought deal" public offering of common shares ("Common Shares") led by BMO Capital Markets on behalf of a syndicate of underwriters (the "Public Offering"), its strategic investor with participation rights in equity financings of the Corporation (see press release dated February 26, 2024) has exercised such participation rights in connection with the Public Offering.  The strategic investor intends to subscribe for such number of Common Shares, at an issue price of C$5.00 per Common Share, that will result in the strategic investor holding 9.99% of the issued and outstanding Common Shares, on a partially diluted basis, after giving effect to the Public Offering calculated in accordance with the terms of the strategic investor's participation right. The Common Shares to be issued to the strategic investor will be completed on a non-brokered private placement basis expected to close concurrently with the Public Offering. The Common Shares to be issued to the strategic investor will be subject to a statutory hold period under Canadian securities laws expiring four months and one day from the date of issuance.

The Public Offering and concurrent private placement are subject to the approval and authorization, as applicable, of the Toronto Stock Exchange and NYSE American.

The securities to be offered pursuant to the bought deal financing and issued pursuant to the private placement have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the "United States" or "U.S persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is an advanced exploration company with options to acquire 100% interests in two projects in Caldas, Colombia. Both projects are located directly within an established mining camp with ten fully permitted and operating mines and benefits from ready access to hydropower, roads and skilled labor.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, outcropping, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo system, which is a partially reduced intrusion related system ("PRIRS"). The Company's 2024 objectives are to expand the Apollo system and step out along strike to expand the recently discovered Trap system.

Management, insiders and close family and friends own over 40% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE and the TSX under the trading symbol "CNL."

Information Contact:
Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: receipt of all regulatory approvals in connection with the Public Offering and concurrent private placement; the completion of the Public Offering and the concurrent private placement; the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com,+1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 07:00e 29-OCT-24